August 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	MobileBits Holdings Corporation
Preliminary Information Statement on Schedule 14C
Filed August 12, 2011
File No. 000-53953

To Whom it May Concern:

We represent MobileBits Holding Corporation (the “Company”). On August 12, 2011, the Company filed a Preliminary Information Statement on Schedule 14C (the “Information Statement”) related to their merger with Pringo, Inc., a Delaware corporation. Subsequent to the filing, we received a phone call from the SEC regarding additional disclosures required in the Information Statement. Specifically, financial statement information regarding the parties to the merger is required to be disclosed. The Company is currently gathering the required information and will file an amended Information Statement as soon as possible once the required information is received. If you have any questions or concerns, please contact me at 732-409-1212.

Very truly yours,

ANSLOW & JACLIN, LLP

By:_/s/ Christine M. Melilli
      CHRISTINE M. MELILLI, ESQ.